February 26, 2021
Via E-mail

J. Allen Miller, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166

       Re:     Enel Am  ricas S.A.
               Schedule TO-T filed February 22, 2021 by Enel S.p.A. File No. 005-45332

Dear Mr. Miller:

        The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T
Exhibit (a)(1), Offer to Purchase
General

1. Given that the tender offer seeks to purchase less than all of the outstanding shares and
   ADSs, and Enel is not subject to the periodic reporting requirements under the Securities
   Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item
   10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a
   shareholder   s decision whether or not to participate in the offer. In your response, please
   address the significance or effect of Enel   s ownership increasing above
65% if the offer is
   completed.
 J. Allen Miller, Esq.
Winston & Strawn LLP
February 26, 2021
Page 2

2. We note your disclosure that under Chilean law, the initial offering period of the Chilean
   Offer must be 30 calendar days and may only be extended one time for a period of between five to 15 calendar days. With a view toward revised disclosure facilitating shareholders understanding of the terms of the offer, please tell us how Enel will proceed in the event the
   U.S. offer must be extended beyond the period permitted under Chilean law.

Tender Withdrawal Rights, page 32

3. Revise to describe the    back-end    withdrawal rights available to
tendering shareholders for
   shares and ADSs not accepted for payment by the 60th day after commencement of the
   Offer. See Exchange Act Section 14(d)(5). Please also advise us if the bidder intends on suspending the withdrawal rights during the counting of tendered securities in reliance on
   Rule 14d-1(d)(2)(vii).

                                              *   *    *

       We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                      Sincerely,

                                                      /s/ Joshua Shainess

                                                      Joshua Shainess
                                                      Special Counsel
                                                      Office of Mergers and
Acquisitions